                         INDIVIDUAL RETIREMENT ANNUITY

                          PAYMENT CHOICE ENDORSEMENT

This endorsement amends the Contract to which it is attached by adding a Definition to the DEFINITIONS section and an additional Payment Choice in the [Distribution Rules When Death Occurs Before Income Payments Begin] under the Death Provisions section. Any reference herein to Contract also means Policy.

DEFINITIONS

Inherited Owner--For purposes of this endorsement an Inherited Owner is any Designated Beneficiary receiving death proceeds from the Contract or any beneficiary receiving death proceeds from any other individual retirement plan. A surviving spouse may elect to be treated as an Inherited Owner in lieu of exercising spousal continuation. The Inherited Owner will be named the Annuitant at election of the payment choice.

DEATH PROVISIONS

Payment Choices, in the [Distribution Rules When Death Occurs Before Income Payments Begin], under the DEATH PROVISIONS section of the Contract is amended by adding the following language:

    (4)Apply the death proceeds to provide for an annual payment equal to the Minimum Annual Income, described below. Payments will continue annually on the distribution date selected by the Inherited Owner, subject to Special Rules stated below until the death of the Inherited Owner or the Contract Value is reduced to $0. Upon death of the Inherited Owner, the person or entity named by the Inherited Owner or, if no one is named, the Inherited Owner's estate may receive the remaining Contract Value. The recipient may take the Contract Value as a lump sum or continue to receive the annual payment on the distribution date equal to the Minimum Annual Income until the Contract Value is reduced to $0.

       The Minimum Annual Income is the amount withdrawn each year to satisfy section 408(b)(3) of the Code. The Minimum Annual Income will be based on the applicable distribution period for required minimum distributions after death, as provided in section 1.401(a)(9)-5 A-5 of the Income Tax Regulations.

   Special Rules for this payment choice only:

    . This payment choice cannot be selected if the Minimum Annual Income would be less than $100.

    . The Inherited Owner must elect a distribution date on which payments will be made. If the Inherited Owner is the surviving spouse of the original IRA owner within the meaning of section 401(a)(9)(B)(iv) of the Code, then the first distribution date elected must be the later of either: (i) December 15/th/ of the year in which the deceased would have been age 70 1/2 or (ii) December 15/th/ of the year following the original IRA owner's death. If the Inherited Owner is not the surviving spouse of the original IRA owner, then the first distribution date elected must be within 350 days from the date of death. If the surviving spouse dies before the first distribution date, the first distribution date under this rider will be determined by treating death of the surviving spouse as death of the original IRA owner and the surviving spouse's Designated Beneficiary as the Inherited Owner.

 P5357 06/07                          1

    . Amounts paid to satisfy the Minimum Annual Income will not be subject to surrender charges. Surrender charges will apply to amounts withdrawn above the Minimum Annual Income.

    . Optional living benefit and death benefit riders are not available with this Payment Choice.

    .  Additional premiums may not be added with this Payment Choice

Under this Payment Choice, the Contract will terminate upon payment of the entire Contract Value.

For Genworth Life and Annuity Insurance Company,

                              /s/ Pamela S. Schutz
                              --------------------
                                Pamela S. Schutz
                                   President

 P5357 06/07                          2